EXHIBIT 10.19
January 12, 1994


Mr. James R. Tobin
12 Briarwood Lane
Lincolnshire, IL 60069

Dear Jim:

This letter sets forth the terms of your employment by Biogen, Inc. (the "Company"), subject to your agreement with the terms as
indicated by your execution of this letter on the final page.   As
executed this letter will constitute the agreement (the
"Agreement") between you and the Company with respect to your employment by the Company.

    Position and Base Salary: You will serve as President and Chief Operating Officer of the Company, reporting to me, with an annual salary of $400,000. You will be eligible for a merit salary review at year-end 1994 and annually thereafter, consistent with the Company's compensation policy for executive officers. Your name will be placed in nomination for election to the Company's Board of Directors at the March 1994 regular meeting of the Board of Directors.

    Employment Bonus: Upon employment you will receive $250,000 as a special cash bonus with a three year forgiveness plan. Under this plan, 1/36th of the total amount is forgiven monthly over the 36 month time period. In the event you terminate your employment prior to three years from your employment date, the unforgiven portion would be repayable to the Company.

    Performance Bonus: Based upon performance and achievement of mutually agreed goals, you will be eligible to receive a target bonus of 70 percent of base salary, first payable at year-end 1994. It is agreed your 1994 performance bonus will be prorated and guaranteed. For future years, and consistent with the Company's performance bonus policy for executive officers, you will continue to be eligible for a performance bonus based on a target bonus of 70 percent of your then base salary.

    Stock Options: Upon employment you will be granted an option to purchase up to 400,000 shares of the Company's Common Stock. The stock option grant has been approved by the Stock and Option Plan Committee of the Board of Directors. The stock option has a ten-year term and a seven-year, straight-line vesting provision on each of your first seven employment anniversary dates. Furthermore, the exercise price per share is equal to the average of the high and low as reported by the NASDAQ exchange on the date you agree to the terms and conditions of the Agreement.

    In the future, you will be next eligible for additional stock option grants by no later than year-end 1996 based on your performance and based on the Company's merit stock option policy for executive officers.

    Succession: It is agreed that if within three years of your employment date your employment with the Company is terminated for any reason by the Company, or you die, or if you do not become Chief Executive Officer by that time and choose to leave the Company, the Company will pay you the difference between $2,500,000 and the gross profit from the exercise of your vested stock options. If your employment is terminated, it is agreed you will also resign from the Board of Directors.

    Employee Benefits: You will be entitled to the full range of the Company's employee benefits. At present these include fully paid medical, life, dental, and disability insurances starting from your date of employment. In the next calendar quarter following your employment, you will be enrolled in the Biogen Retirement Plan, including the Supplemental Executive Retirement Plan, and you will be eligible to participate in Biogen's 401(k) Savings Plan. You will be entitled to four weeks' pro-rated vacation. In addition, in the event of long-term disability you will receive 60 percent of your salary and will not be subject to any cap on those payments.

    Life Insurance: You will be provided the Company's Executive Term Life Insurance coverage for a total of $1,000,000, such coverage to be based on your successfully meeting the medical standards provided for in the Executive Term insurance policy.

    Relocation: You will be provided a relocation package which includes reimbursement for all reasonable expenses associated with your move from Lincolnshire to Boston, including moving your household and personal effects; real estate agent, legal and other fees associated with the sale of your residence in Lincolnshire, and legal and other closing costs (including two mortgage points) with the purchase of your new residence in the Boston area; a house hunting trip of up to seven days for you and Janet; and a period of sixty days' temporary living pending your move to the Boston area.

    If you have the need, the Company will provide you with an interest-free bridge loan, representing up to 90 percent of the equity in your Lincolnshire residence, for the purposes of the timely purchase of your new residence in the Boston area. It is understood that you will repay this bridge loan immediately upon receiving the proceeds from the sale of your home in Lincolnshire.

    After the closing on the purchase of your home in the Boston area, and for a period of up to six months pending the sale of your residence in Lincolnshire, the Company will reimburse the carrying expenses of your residence in Lincolnshire, including mortgage principle and interest, real estate taxes, home owners insurance, and reasonable maintenance and utility expenses.

    Mortgage Loan: In addition to the relocation package described above, and on the condition that in order for you to be able to purchase a residence in the Boston area which is essentially similar to your current residence in Lincolnshire and the purchase price of the new residence in the Boston area is greater than the selling price of your current residence in Lincolnshire ("the price differential"), the Company will provide you a mortgage loan ("the loan") equivalent to the price differential but not to exceed $200,000. The following additional terms and conditions will apply:

    a. The total amount of the loan will be secured by the Company as a second mortgage on your residence in the Boston area;

    b. One half of the loan will be forgiven over a five-year, straight-line schedule (10 percent of the entire loan per year). In the event of your termination of employment from the Company prior to five years from the date of the loan, the unforgiven portion of the loan would be subject to six percent per annum simple interest and would be payable to the Company within six months of your termination date;

    c. The remaining one half of the loan will be subject to six percent per annum simple interest, with the principal due at the earlier of the following events:

        i)      Five years following the date of the loan; or

        ii)   Six months following your termination of employment.

    Personal Tax Return Preparation: During your employment with the Company you will be entitled to the preparation or review, including a review of estimated taxes, of your annual Federal and State tax returns, to be made by the company's outside public accountants. The cost of this preparation or review will be borne by the Company. Any additional cost incurred by you for tax consultation, etc. will be your responsibility.

    Identification: The Federal Government requires that on your first day of employment you provide proper identification to verify your eligibility to work in the United States. Please refer to the enclosure for more details.

    Health and Safety: It is the Company's policy to comply with federal, state and local guidelines applicable to its facilities and to take all reasonable steps to ensure the health and safety of the Company's employees. Consistent with this policy and within the scope of your normal duties, from time to time you may be required to work in any of the Company's facilities.

    Physical Exam: We require all new employees to undergo an employment physical examination, which we will schedule at your earliest convenience.

Jim, on behalf of the other members of our senior management team and Board of Directors who have met and talked with you over these past several weeks, we are very excited with the prospect of your joining us. I know you will find Biogen the type of organization which will be challenging yet responsive to your very impressive background and skills.

Sincerely,



James L. Vincent
Chairman & Chief Executive Officer

Enclosures




Accepted and Agreed:


Mr. James R. Tobin                    Date January 17, 1994